FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Presentation titled, “Bond and Risk Management Conference.”

BOND AND RISK MANAGEMENT
CONFERENCE

Barcelona, May 13th & 14th, 2004

                                                     -     Financial Strategy

                                                     -     First Quarter 2004

                                                     -     Argentina

                                                     -     Financial Evolution

Index

Index

FINANCIAL STRATEGY

Allocation of Funds generated by Operations

Financial Strategy

Debt service

FFO

Investment

Cash to shareholders

Balancing long term value
and cash to shareholders

ALLOCATION PRINCIPLE

Financial prudence

Strict investment discipline

POLICIES

Funds from Operations

OPERATIONS

Capital Structure Policy

SENIOR DEBT

TARGET RATIOS

Cost of Capital Optimization

Permanent Access to Capital
Markets

PRINCIPLES

Maintain pre-YPF

Financial Strength

OBJECTIVE

FFO

Debt service

Investment

Cash to shareholders

Financial Strategy

•  AA area for Group

•  A area ex-Argentina

Financial Policy: Debt to Capitalization Ratio

Long Term

Medium term, while Argentina achieves recognized and sustained stability

(Net Debt + Preferred) /
Capitalization

Net Debt /
Capitalization

25%

40%

30%

15%

TARGET RANGE

FFO

Debt service

Investment

Cash to shareholders

Financial Strategy

Ratio

42.9% (2001)

29.2% (2002)

Dividend Payout band around
40% of Net Income at mid-cycle

Returning Cash to Shareholders

FFO

Debt service

Investment

Cash to shareholders

Financial Strategy

2003: 0.40 €/share (+30%)

NEXT STEP

LONG TERM POLICY

Dividend should be payable under
“acid”/low-cycle scenarios

Buy backs as a complementary
investment option

PRINCIPLES

Investment Policy

Long-term sustainable value

creation for shareholders

PRINCIPLE

Investment allocation based on
strict IRR vs. WACC criteria

POLICY

Internal competition for capital

Centralized allocation

Strict project selection

CAPITAL DISCIPLINE

FFO

Debt service

Investment

Cash to shareholders

Financial Strategy

Marketing: 36%

Investment program summary (1)

TOTAL = 18,800 M€

CAPEX 2003-2007

E&P

60%

Chemicals

6%

FFO

Debt service

Investment

Cash to shareholders

Financial Strategy

Gas

8%

R&M

26%

Exploration(*) : 14%

Development: 71%

LNG: 15%

Refining: 44%

LPG: 20%

(*)  Includes all exploration expenses

Investment program summary (2)

26%

46%

CAPEX BY REGION 2003-2007

FFO

Debt service

Investment

Cash to shareholders

Financial Strategy

28%

Argentina

Spain

ROW

FIRST QUARTER 2004

Highlights 1Q 2004 vs. 1Q 2003

1st Quarter

12 % production growth in oil&gas

Similar refining capacity utilisation despite turnarounds

Higher marketing sales

Worldwide LNG sales quadrupled

Close to 60% growth in Atlantic LNG operations

Tax rate increase to 38%

Reduction of financial expenses

Strong free cash flow generation

OPERATING INCOME

Full Year

2003

1st Quarter

2003

3.860

NET CASH-FLOW

1.129

4.477

1.257

Main financial information

1st Quarter

2004

1.161

1.001

OPERATING CASH-FLOW

6.156

1.689

1.552

NET INCOME

2.020

672

520

Million euro

1st Quarter 2004

1st Quarter

OPERATING INCOME

       Exploration & Production

       Refining & Marketing & LPG

       Chemicals

       Natural Gas & Electricity

       Other

FINANCIAL RESULTS

GOODWILL AMORTIZATION

PARTICIPATION IN AFFILIATES’ EARNINGS

EXTRAORDINARY RESULTS

TAXES

MINORITY INTERESTS

EARNINGS BEFORE TAXES & MINORITIES

TOTAL OPERATING INCOME

NET INCOME

Income statement

(400)

(174)

146

(154)

2.352

1.196

115

212

(55)

(1.048)

(210)

3.860

2.020

Full year

2003

3.278

(88)

(45)

46

26

642

357

51

91

(12)

(342)

(54)

1.129

672

1st Quarter

2003

1.068

(61)

(42)

23

5

566

302

37

152

(56)

(352)

(54)

1.001

520

1st Quarter

2004

926

1st Quarter 2004

Million  euro

1st Quarter

1.000
500
0
672
520
-22.6%
1Q03
4Q03
2Q04

1.400
700
0
1.129
1.001
-11.3%
1Q03
4Q03
1Q04

1.000
500
0
720
649
-9.9%
1Q03
4Q03
1Q04

1.400
700
0
1.210
1.249
+3.6%
1Q03
4Q03
1Q04

Million €

Operating Income

Net Income

Million $

1st Quarter  Results

1st Quarter

Operating Income

Net Income

Adj. Net income

After tax Cash Flow

REPORTED

-11.3%

-22.6%

-15.9%

-7.6%

+3.2%

-0.4%

+6.7%

+13.3%

Adj. by

Tax Rate

+

+3.2%

-9.9%

-2.1%

+7.5%

Adj. by

€/$

Exchange Rate

+

Comparison 1Q 40 VS. 1Q 03

1st Quarter

1.200
800
400
0
7.9%
12.2%
+27.6%
+0.7%
1Q 02
1Q 03
1Q 04

Reported

(KBOE/D)

1,003

1,125

Liquids

Gas

Hydrocarbon Production

1st Quarter

Lifting Cost

US$/boe

1st Quarter

ARGENTINA

POSITIVE FACTORS

NEGATIVE FACTORS

ARGENTINA

Factors affecting our business

Argentina

EXPORT  TAXES

GAS PRICES

COST COMPETITIVENESS

A

r

g

e

n

t

i

n

a

A

r

g

e

n

t

i

n

a

40,000
20,000
0
3,4%
12%
1995
1996
1997
1998
1999
2000
2001
2002
2003
Power Gen.
Residential & Commercial
Industries

11.000
5.500
0
+26.0%
1Q03
1Q04

Argentina

Gas demand

Mm3

Mm3

1,50
0,75
0,00
1,46
0,69
0,85
0,98
2001
2002
2003
1Q 04

Argentina

Evolution of Gas Price realisation

US$/mscf

Argentina

Price schedule

>9,000 M3 /y

Exports +

Dolarised

industries

<9,000 M3 /y

              Liberalized in 2002

+110%

May 04

+35%

Oct 04

16%

May 05

+16%

Jul 05

+16%

Liberalization by

Dec 06

+110%

70% oil & gas
exports

Free use of
cash-flows

DIVIDENDS PAID BY YPF:

         2003: 1.044 US$ MILLION

April 2004: 1.239 US$ MILLION

ARGENTINA

Free Availability

Argentina

FINANCIAL EVOLUTION

400
350
300
250
200
150
100
50
0
17500
15000
12500
10000
7500
5000
2500
0
16.670
8.960
8.739
7.472
7.686
6.424
5.951
5.047
5.316
227
189
130
128
124
111
110
103
91
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

Million euros

Net Debt Evolution

NET INTEREST

NET DEBT

Financial Evolution

5,50%
5,00%
4,50%
5,17%
5,12%
5,12%
5,11%
4,98%
1Q03
2Q03
3Q03
4Q03
1Q04

Financial Cost Evolution

Accumulated average cost of Gross Debt (%)

Financial Evolution

14000
7000
0
6
4
2
0
4,98
4,32
2,6
Average Gross Debt
Average Preferred Shares
Average Liquidity

Average Net Debt & Preferred Shares
Interest rate

9.532

3.581

4.421

%

%

%

Million Euro

Interest rate %

Financial Evolution

3.000
2.000
1.000
0
-1.000
-2.000
2.028
1.011
725
223
2.324
(995)
Until March 31st, 2005
Rest 2005
2006
2007
2008
2009>

Net Debt Maturity Structure

1st Quarter 2004

Net Debt : 5.316 MM€

Million euro

Financial Evolution

6000
5800
5600
5400
5200
5000
4800
4600
4400
4200
4000
5.047
237
199
203
479
244
271
5.316

Net Debt Variation

Mar 31st, 2004

FREE

CASH-FLOW

ACCOUNTING
EFFECTS

Dec. 31st, 2003

APPLICATION OF
FUNDS

$ / € EXCHANGE
RATE VARIATION

CONSOLIDATION
SCOPE

YPF TAX EFFECT

FREE CASH-FLOW

ACQUISITIONS/
DIVESTMENTS

DIVIDENDS

Million euros

Financial Evolution

Of which used

Committed Credit lines

LIQUIDITY AS OF MARCH 31ST, 20004

2.361

(101)

4.164

7.714

MM Euro

Other financial investments

1.290

3.651

Total Financial Investments

Cash and Cash equivalents

Liquidity as of March 31st, 2004

Financial Evolution

NET DEBT

NET DEBT /  BOOK CAPITALIZATION (%)

BOOK CAPITALIZATION

EBITDA

NET DEBT / EBITDA (X)

Million euros

NET CASH-FLOW

NET CASH-FLOW  / NET DEBT (%)

EBITDA / NET INTEREST (X)

NET INTEREST EXPENSES

Financial Ratios

EBITDA (EX·YPF) / NET INTEREST (X)

1Q03

29.5

7,686

26,082

1,689

1.14

1,257

65.4

13.6

   124

6.2

4Q03

21.9

5,047

23,072

1,435

0.88

935

74.1

14.1

   103

7.3

1Q04

22.3

5,316

23,882

1,552

0.86

1,161

87.4

17.1

   91

8.7

Financial Evolution

3.000
2.500
2.000
1.500
1.000
500
0
Million euro
18
16
14
12
10
8
6
4
2
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04

17,1

11,9

Interest cover Quarterly  included
preferred shares dividends

EBITDA Quarterly

Net Interest Quarterly

Interest Cover
Quarterly

INTEREST COVER EVOLUTION

(Including preferred shares dividends)

Financial Evolution

Repsol YPF Ratios

As of _March 31st, 2004

87,4

17,1

AAA

AA

A

BBB

BB

B

25.3

16.9

8,5

5.4

3.2

1.7

214,2

65,7

42,2

30,6

19,7

10,4

EBITDA  /

interest coverage

FFO / Net Debt

COMPARABLE RATIOS

Repsol YPF Group

Financial Evolution

53,8

8,7

AAA

AA

A

BBB

BB

B

25.3

16.9

8,5

5.4

3.2

1.7

214,2

65,7

42,2

30,6

19,7

10,4

EBITDA  /

interest coverage

FFO / Net Debt

As of March 31st, 2004

Repsol YPF Ratios

Repsol YPF Group without YPF Group

COMPARABLE RATIOS

Financial Evolution

BOND AND RISK MANAGEMENT
CONFERENCE

Barcelona, May 13th & 14th, 2004

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	May 17, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer